

November 17, 2010

Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 001-31914**

Dear Mr. Feng:

We have reviewed your November 1, 2010 response to our September 28, 2010 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Item 18. Financial Statements

1. Please confirm that you will include your response to comment 8 in future filings.

2. We have read your response to comment 11. Item 17(a) of Form 20-F states "Schedules designated by Rule 12-04, 12-09, 12-15, 12-16, 12-17, 12-18, 12-28 and 12-29 of this chapter shall be furnished if applicable to the registrant." Please amend the filing to include any necessary schedules or tell us why these schedules are not required.

3. Expand Note 2.9.2.b on Liability Adequacy to demonstrate how you are in compliance with paragraph 15 of IFRS 4.

4. Tell us how you have met the requirement of paragraph 104 of IAS 1 to disclose expenses by nature.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions on comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant